SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For August 14, 2015

QIWI plc

12-14 Kennedy Ave.

Kennedy Business Centre, 2nd Floor, Office 203

1087 Nicosia Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Other Events

On August 13 2015, we cooperated with law enforcement officials in connection with an investigation relating to a limited number of counterparties of QIWI. Part of this investigation was conducted at the Moscow offices of QIWI Group. QIWI Group regularly receives and handles enquiries from law enforcement agencies on a regular basis.

“Cooperation with law enforcement agencies is one of the tasks of our company. We closely cooperate with them in matters that relate to uncovering fraud, illegal trading and other unlawful activities. This most recent occasion required us to provide certain additional information concerning our users, clients, partners and employees. While law enforcement officers were on site, the company and our payment services continued to operate normally,” a representative of QIWI Group commented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIWI PLC (Registrant)

Date: August 14, 2015	By:	/s/ Alexander Karavaev
Alexander Karavaev
Chief Financial Officer

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